Exhibit (a)(6)


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                                                        PRESS RELEASE
                                                        FOR IMMEDIATE RELEASE



Sutter Capital Management, LLC
150 Post Street, Suite 320
San Francisco, California 94108

                                November 27, 2002

Re:      Offer to Purchase Shares of CNL AMERICAN PROPERTIES FUND, INC.

SUTTER HOLDING COMPANY, INC.; SUTTER OPPORTUNITY FUND 2, LLC; and SUTTER ACQUISITION FUND, LLC (collectively the "Purchasers") have extended the expiration date for their tender offer to purchase up to 2,250,000 Shares of Common Stock, Par Value $.01 ("Shares") in CNL AMERICAN PROPERTIES FUND, INC., a Maryland corporation (the "Company") at a purchase price equal to $7.00 per Share.

The extended Expiration Date is December 10, 2002.


As of November 27, 2002, a total of 21,427 Shares had been tendered to the Purchasers and not withdrawn.

          For further information, contact Robert E. Dixon at the above address.